October 26, 2017
VIA EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Third Point Reinsurance Ltd.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-36052

Dear Mr. Rosenberg:
This letter sets forth the response of Third Point Reinsurance Ltd. (the “Company”) to the comment contained in your letter, dated October 12, 2017, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016, SEC File Number 001-36052, filed by the Company on February 24, 2017 (the “Form 10-K”). The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold/italicized text below, and the response of the Company is set forth in plain text immediately following the comment. In addition, this letter sets forth certain additional information regarding our response on September 13, 2017 to comment 5 included in your letter, dated August 11, 2017 based on our telephone conversation with the Staff held on October 16, 2017.
Notes to the Consolidated Financial Statements
8. Loss and loss adjustment expense reserves
Incurred and paid development tables by accident year, page F-35
1. We note your response to our prior comment 4, including your acknowledgment that there are different loss payout patterns between product lines. We also note your statement that there are different loss payout patterns within product lines between contracts written between calendar years. We also understand that historical reserve information can be impacted by large individual contracts. However, we continue to believe that further disaggregation is warranted in this case pursuant to the guidance of ASC 944-40-55-9A, which indicates that disaggregation is warranted so that useful information is not obscured by the aggregation of items that have significantly different characteristics. It would seem likely that changes in loss development and payout patterns due to large contracts in one product line could be obscured if aggregated with disclosure of other lines. Please revise the disclosure in future periodic reports to provide individual disaggregation of your larger lines along with narrative disclosure when necessary, here or under Management’s Discussion and Analysis of Financial Condition and Results of Operations, to explain changes in trends or the existence of individually large contracts that may be affecting the comparability and predictive ability of such tabular information.
We note your comment and we will revise our disclosures in future periodic reports to provide further disaggregation of our incurred and paid development tables by accident year for our prospective reinsurance contracts as well as additional narrative disclosure, when necessary, to explain trends or the existence of individually large contracts.
Additional information regarding our response on September 13, 2017 to comment 5 included in your letter, dated August 11, 2017
We previously responded to comment 5 included in your letter dated August 11, 2017 in our response letter dated September 13, 2017. Per our telephone conversation with the Staff held on October 16, 2017 related to allocating losses incurred and paid for retroactive reinsurance contracts by accident year, we are including an example of what the disclosure of our retroactive reinsurance contracts would look like if we were to apply the retrospective method. The retrospective method for retroactive reinsurance contracts would require that we present loss and loss adjustment expenses, net, in the year the loss event occurred (accident year) based on our estimate of the losses in the underlying original insurance policies.

We continue to believe that presenting the information for retroactive reinsurance contracts based on the year of inception, as proposed in our previous response letter dated September 13, 2017, would provide the most meaningful disclosure to users of our financial statements.
The following tables present the Company’s total loss and loss adjustment expenses incurred, net, and loss and loss adjustment expenses paid, net, by accident years for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 for all of the Company's retroactive reinsurance contracts prepared on a retrospective basis:

	Loss and loss adjustment expenses incurred, net
	For the years ended December 31,
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2007	$—	$—	$64	$476	$476
2008	—	—	269	2,010	2,010
2009	—	—	336	2,510	2,510
2010	—	914	1,032	23,545	23,545
2011	—	5,419	8,231	27,222	26,835
2012	—	10,197	19,768	33,255	32,048
2013	—	4,908	22,337	33,162	31,269
2014	—	—	10,675	24,145	23,073
2015	—	—	347	2,596	2,597
2016	—	—	—	—	—
Total					$144,363

	Cumulative net losses and loss adjustment expenses paid
	For the years ended December 31,
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2007	$—	$—	$—	$—	$—
2008	—	—	—	—	—
2009	—	—	—	—	—
2010	—	—	279	704	704
2011	—	—	1,654	4,173	4,173
2012	—	—	3,113	7,853	7,853
2013	—	—	1,498	3,779	3,778
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	—	—	—	—	—
Total					$16,508
				Total	127,855
Retroactive reinsurance contracts - Net reserves for loss and loss adjustment expenses prior to 2007					13,682
Retroactive reinsurance contracts - Net reserves for loss and loss adjustment expenses, end of year					$141,537

We would like to draw the Staff’s attention to a specific issue with applying the retrospective method to retroactive reinsurance contracts. In the table above, the accident year 2012 reflects cumulative loss and loss adjustment expenses incurred, net, of $10.2 million as of December 31, 2013 and $19.8 million as of December 31, 2014. A user of our financial statements could interpret the $9.6 million increase ($19.8 million less $10.2 million) as adverse development for this accident year in calendar year 2014. However, this increase was primarily due to new retroactive contracts written in 2014 with 2012 accident year loss reserves of $11.9 million, partially offset by $2.3 million of favorable loss development as a result of changes in estimates of loss reserves on retroactive reinsurance contracts written prior to 2014. Without additional disclosure explaining the components of the change in the loss and loss adjustment expenses incurred, net, between new contracts written and changes in loss reserve estimates, we believe that the retrospective approach presentation would be misleading. Based on the proposed presentation from response number 5 of our response letter dated September 13, 2017 and for the same example discussed above, the actual loss development for what is shown in the 2012 accident year above pertained to a contract bound in calendar year 2013. The incurred table, as included in our previous response, clearly presents to the reader the amount we initially recorded for loss and loss adjustment expenses incurred, net, and how these estimates have developed in each subsequent calendar year.
As outlined in item BC17 of the Background Information and Basis for Conclusions to ASU 2015-09, one objective of the disclosure is to “...increase the transparency of the liability for unpaid claims and claim adjustment expenses by facilitating an analysis of initial liability estimates and subsequent adjustments to those estimates.” We believe that our proposed disclosure, as presented in response number 5 of our response letter dated September 13, 2017, meets this objective as it allows users of our financial statements to more easily identify the initial loss and loss adjustment expenses incurred, net, and the subsequent adjustments made to those amounts, without having to add an additional layer of detail that would be required if we were to present our retroactive reinsurance contracts using the retrospective method.
As outlined in the Background Information and Basis for Conclusions of ASU 2015-09, BC18 states, “All claims development years should be presented together to best communicate development trends to users”. For the reasons explained above, we believe that the proposed disclosure from response number 5 of our response letter dated September 13, 2017 better communicates how the loss and loss adjustments expenses incurred, net, on those contracts have developed over time. We believe that the retrospective method does not accomplish that without additional disclosure that would require additional detail which we believe could obscure development trends.
We acknowledge the requirement to present loss information by accident year; however, we believe that presenting this information by inception year, as presented in response number 5 of our response letter dated September 13, 2017, would be more relevant to users of our financial statements and is more consistent with the stated objectives in ASC 944. We maintain the view that the retrospective approach for our retroactive reinsurance contracts would not be consistent with these objectives. We believe that clear and transparent disclosure regarding the basis of our loss reserve disclosures for retroactive reinsurance contracts presented on an inception year basis would be most consistent with the objectives of ASC 944.
If you have any questions regarding this letter, please do not hesitate to call me at +441-542-3309.
Sincerely,
/s/ Christopher S. Coleman
Christopher S. Coleman
Chief Financial Officer
cc:    Craig Redcliffe
Ernst & Young Ltd.
Steven J. Slutzky, Esq.
Debevoise & Plimpton LLP
John R. Berger
Chairman of the Board
J. Robert Bredahl
President and Chief Executive Officer
Yan Leclerc
Chief Accounting Officer
Janice R. Weidenborner
EVP, Group General Counsel and Secretary

3